Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-214032 on Form S-8 of Parkway, Inc. of our report dated March 15, 2017, relating to the combined balance sheets of Cousins Houston as of October 6, 2016 and December 31, 2015, and the related combined statements of operations, equity, and cash flows for the period from January 1, 2016 to October 6, 2016 and the years ended December 31, 2015 and 2014 (which report expresses an unqualified opinion and includes an explanatory paragraph related to allocations of certain expenses from Cousins Properties Incorporated to Cousins Houston) appearing in this Annual Report on Form 10-K of Parkway, Inc. for the year ended December 31, 2016.

/s/ DELOITTE & TOUCHE LLP
Atlanta, Georgia
March 15, 2017